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Exhibit 99.3

DragonWave
TAKE BACKHAU
TO A NEW LEVE
Next Generation Massive Capac
Packet Microwave
www.dragonwaveinc.com
ANDRETTI +
WAHLBERG
200 MPH @

DragonWave

DRAGONWAVE INC.

DO NOT
ENTER
NASDAQ

OCTOBER 5, 2011

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and six months ended August 31, 2011. This MD&A is dated October 5, 2011 and should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes and our Annual Information Form dated May 4, 2011 (the "AIF"), all of which are filed separately and are available at:

        www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html.

        The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) and are reported in US dollars. The information contained herein is dated as of October 5, 2011 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding our strategic plans and objectives, growth strategy, customer diversification and expansion initiatives. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Risks and Uncertainties

        Our financial performance, achievements and results may be impacted by risks and uncertainties related to our business. These risks and uncertainties include, but are not limited to the following:

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  ability to successfully effect acquisitions of products or businesses and other risks associated with acquisitions;

  •
  dependence on the ability to develop new products and enhance existing products;

  •
  a history of losses;

  •
  our ability to successfully manage growth;

  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;

  •
  the impact of the general economic downturn on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  our customers' ability to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  risks associated with possible loss of our foreign private issuer status;

  •
  risks and expenses associated with being a public company in the United States;

  •
  dependence on establishing and maintaining relationships with channel partners;

  •
  reliance on outsourced manufacturing and third party component suppliers;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

  •
  a lengthy and variable sales cycle;

  •
  dependence on our ability to recruit and retain management and other qualified personnel;

  •
  exposure to risks resulting from international sales and operations, including the requirement to comply with export control and economic sanctions laws; and

  •
  product defects, product liability claims, or health and safety risks relating to wireless products.

        Readers are also referred to "Risk Factors" in the Company's AIF, which is available at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html. Although we have attempted to identify important factors that could cause our actual results to differ materially from our expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

SELECTED FINANCIAL INFORMATION:

	Three Months Ended			Six Months Ended
	August 31, 2011	August 31, 2010	August 31, 2009	August 31, 2011	August 31, 2010	August 31, 2009
REVENUE	13,627	27,171	32,423	24,676	75,897	45,422
Cost of sales	7,852	15,219	18,795	14,257	42,714	27,304

Gross profit	5,775	11,952	13,628	10,419	33,183	18,118

	42.4%	44.0%	42.0%	42.2%	43.7%	39.9%
EXPENSES
Research and development	6,365	3,668	3,236	12,962	8,299	5,701
Selling and marketing	3,849	4,460	3,257	7,929	8,589	5,326
General and administrative	3,457	2,585	1,661	7,089	5,145	2,664
Government assistance	(287)	—	(55)	(637)	—	(104)

	13,384	10,713	8,099	27,343	22,033	13,587

Income (loss) before amortization of intangible assets and other items	(7,609)	1,239	5,529	(16,924)	11,150	4,531
Amortization of intangible assets	(622)	(87)	—	(1,209)	(169)	—
Accretion expense	(276)	—	—	(552)	—	—
Interest income (loss)	127	76	(5)	211	108	17
Investment gain	(19)	62	—	20	13	—
Impairment of intangible assets	(8,315)	—	—	(8,315)	—	—
Gain on change in estimate of contingent liabilities	13,161	—	—	13,161	—	—
Gain on sale of property, equipment and intangible assets	—	—	32	—		32
Foreign exchange gain (loss)	(36)	69	64	84	186	(1,310)

Net Income (Loss) before income taxes	(3,589)	1,359	5,620	(13,524)	11,288	3,270
Income tax expense (recovery)	(1,310)	126	(125)	(1,301)	357	(125)

Net Income (Loss)	(2,279)	1,233	5,745	(12,223)	10,931	3,395
Net Loss Attributable to Non-Controlling Interest	73	—	—	127	—	—

Net Income (Loss) applicable to Shareholders	(2,206)	1,233	5,745	(12,096)	10,931	3,395

Basic income (loss) per share	(0.06)	0.03	0.20	(0.34)	0.30	0.12
Diluted income (loss) per share	(0.06)	0.03	0.19	(0.34)	0.29	0.12
Basic weighted average shares outstanding	35,494,976	35,978,213	28,620,162	35,462,012	36,447,553	28,594,700
Diluted weighted average shares outstanding	35,494,976	36,690,926	29,675,696	35,462,012	37,345,767	29,281,050

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

        Variances between the three years have been driven by a number of factors:

  1)
  The revenue decrease over the disclosed period relates primarily to lower revenue levels from our largest customer, which declined from $25.0 million in the second quarter of fiscal 2010 to $4.0 million in the second quarter of fiscal 2012.

  2)
  Despite the decline in revenue during the disclosed period, the Company has maintained margins above forty percent.

  3)
  Our operating expenses have increased over the periods presented as a result of the following factors: (i) the purchase of Axerra Networks, Inc. ("Axerra") in the third quarter of fiscal 2011 which added $2.9 million to the operating cost base in the second quarter of fiscal 2012; (ii) the relatively weaker USD in the first half of fiscal 2012, which caused the largely CAD based operating costs to be reflected as more expensive in USD; and (iii) lower overall production volumes, because we are operating below capacity more of the fixed costs are impacting operating expenses rather than cost of goods sold.

	As at August 31 2011	As at February 28 2011	As at February 28 2010
Consolidated Balance Sheet Data:
Cash and cash equivalents	62,182	77,819	105,276
Restricted cash	219	714	—
Short Term Investments	9,194	11,181	8,074

Cash	71,595	89,714	113,350

Total Assets	145,948	170,580	176,749
Total liabilities	23,589	37,953	37,903
Total equity	122,359	132,627	138,846

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

	FY10		FY11				FY12
	Nov 30 2009	Feb 28 2010	May 31 2010	Aug 31 2010	Nov 30 2010	Feb 28 2011	May 31 2011	Aug 31 2011

Revenue	51,594	60,973	48,726	27,171	27,008	15,105	11,049	13,627
Gross Profit	22,141	26,165	21,231	11,952	12,959	4,408	4,644	5,775
Gross Profit %	43%	43%	44%	44%	48%	29%	42%	42%
Operating Expenses	10,334	12,229	11,320	10,713	12,456	12,732	13,959	13,384
Income (loss) before amortization of intangibles and other items	11,807	13,936	9,911	1,239	503	(8,324)	(9,315)	(7,609)
Net income (loss) for the period	11,647	12,802	9,698	1,233	(50)	(8,890)	(9,944)	(2,279)
Net income (loss) per share
Basic	0.36	0.35	0.26	0.03	(0.00)	(0.25)	(0.28)	(0.06)
Diluted	0.34	0.34	0.26	0.03	(0.00)	(0.25)	(0.28)	(0.06)
Weighted average number of shares outstanding
Basic	32,604,077	36,461,643	36,916,893	35,978,213	35,125,724	35,208,606	35,429,049	35,494,976
Diluted	34,085,934	37,914,614	37,930,704	36,690,926	36,170,040	35,208,606	35,429,049	35,494,976
Total Assets	150,288	170,580	172,840	158,338	178,553	170,580	162,426	145,948

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including strategic decisions by us such as acquisitions of complementary products or businesses.

RESULTS OF OPERATIONS

Overview

        DragonWave is a leading provider of high-capacity Ethernet microwave solutions that drive next-generation IP networks and pseudowire technology which allows carriers to address the increasing need to carry legacy TDM traffic over a packet based network. Our carrier-grade point-to-point Ethernet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of our microwave solutions is wireless network backhaul.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

        The key messages surrounding our results of operations for the second quarter of fiscal 2012 when comparing to the second quarter of the previous fiscal year include the following factors:

  •
  Revenue decreased by $13.5 million between the second quarter of fiscal 2011 and the second quarter of fiscal 2012. Circumstances contributing to the change include:

  •
  A decrease in sales to a US-based service provider, which has historically been our largest customer in the amount of $12.0 million between the second quarter of fiscal 2011 and the second quarter of fiscal 2012;

  •
  Political and social unrest in the Middle East which resulted in a reduction in shipments to most countries in the region. Sales to customers located in the Middle East decreased by $1.1 million between the second quarter of fiscal 2011 and the second quarter of fiscal 2012;

  •
  In the second quarter of fiscal 2011 the revenue figures included $4.0 million from a large European installation. The project is now complete, and there was no revenue in fiscal 2012 associated with this network build.

  •
  Demand from existing distributors and regional carriers in North America continues to grow. Their increased demand contributed $2.5 million more to revenue in the second quarter of fiscal 2012 when compared to the same quarter in the previous fiscal year;

  •
  The acquisition of Axerra which contributed $0.7 million to our consolidated revenue.

  •
  Gross margin for the second quarter of fiscal 2012 was 42.4%; 1.6% lower than the margin percentage in the same quarter in the previous fiscal year. The margin change resulted primarily from lower volumes, which resulted in higher overhead and related costs as a percentage of revenue.

  •
  Operating expenses increased by $2.7 million between the second quarter of FY2012 and the three months ended August 31, 2010. Although a number of offsetting factors were in play, the increase is primarily due to the addition of $2.9 million in expenses associated with Axerra.

  •
  A reduction in the estimated liability associated with the earn-out on the Axerra acquisition, and a related reduction in the intangible assets resulted in a one-time gain of $6.2 million.

  •
  The net loss of $2.2 million resulted from sales levels falling below the level needed for breakeven.

  •
  Cash (including cash and cash equivalents, short term investments and restricted cash) decreased by $8.3 million in the second quarter of fiscal 2012. Our Cash balance was $71.6 million at August 31, 2011.

Our Priorities:

        Our predominant focus is on revenue growth, both organically and through continued efforts to identify appropriate acquisition targets and partnerships. While we pursue new sales leads and acquisition opportunities we are fully cognizant of the need to restrain discretionary spending, restrict headcount growth and delay purchasing where possible. Cash conservation is an extremely important element in our approach to managing the business.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

  The Organic Growth Strategy

        To diversify the customer base and increase production volume organically, we are taking a number of important steps. Trials of our equipment form an important phase in the sales cycle, particularly for larger service providers and integrators; accordingly, we are supporting trials at more than forty different customer locations. For example, major trials of our equipment are ongoing in India and China, and at Original Equipment Manufacturers ("OEM") in the United States and Europe. We are investing in sales and customer support personnel in new locations, such as Latin America where we feel significant opportunity exists.

        We believe strongly that to successfully attract major service providers we need to design products that address the economic pressures of operating networks. Our research and development focuses heavily on products that maximize spectral efficiency and bandwidth capacity, while minimizing operating costs. In addition, we are working diligently to remain a leader with innovative solutions that meet the requirements for smaller cell sizes and data traffic management.

  The Merger & Acquisition Growth Strategy

        We continue to make it a priority to find and investigate potential new partnerships and acquisition targets. This course of action increases expenditures including professional fees and travel costs.

        During the third quarter of fiscal 2011 we acquired Axerra, a leader in pseudowire technology. We believe that Axerra's complementary technology and existing customer base will continue to integrate well with our own. The purchase agreement was structured such that we acquired all of the outstanding shares of Axerra. The total potential purchase price was up to $25.0 million which included $9.5 million paid in cash on October 13, 2010, and a potential earn-out of $15.5 million based on sales performance over a 16 month period (between October 13, 2010 and February 13, 2012). Like DragonWave, Axerra has historically had a single customer which accounted for a large percentage of its revenue. In Axerra's case this has been a US based Multiple System Operator ("MSO") which accounted for more than 80% of its revenue. Sales to this customer have dropped significantly since the acquisition date due primarily to uncertainty surrounding merger discussions between major US service providers. Between the date of acquisition and August 31, 2011, Axerra recognized revenue of $10.4 million.

  HFCL — India Update

        We believe that the Indian market holds significant opportunity for future sales. The population density, growing appetite for wireless technology and beginning emergence from 2G technology increases the market for wireless backhaul substantially. As previously discussed, to address this opportunity we created a subsidiary that is minority-owned by one of India's leading telecommunication equipment manufacturers and turnkey service providers, Himachal Futuristic Communications Ltd. ("HFCL"). DragonWave owns 50.1% of the equity in the new company and the balance of the equity is owned by HFCL. Because of the nature of the agreements between us and HFCL, DragonWave is fully consolidating the financial results of the new company. Discussions with customers in the region have started. The sales cycle from trials to the shipment of product is expected to take between twelve and eighteen months.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Share Repurchase

        On April 9, 2010, the Toronto Stock Exchange (the "TSX") accepted our notice of intention to repurchase up to 3,508,121 common shares (10 percent of our issued and outstanding common shares) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and expired April 12, 2011. Daily purchases over the facilities of the NASDAQ were limited to 25% of the average daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX were limited to 25% of the average daily trading volume of the common shares on TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that we paid for the common shares purchased was the market price of the shares at the time of acquisition.

        During the twelve months ended February 28, 2011, we acquired 1,865,549 common shares pursuant to the NCIB at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of $10.7 million, of which $9.0 million was charged to share capital, based on the historical weighted per share value at the date of purchase, and the balance of $1.7 million was charged to deficit. We did not acquire any common shares under the NCIB during the three and six months ended August 31, 2011.

Revenue and Expenses

  Revenue

        We consider that we have one reportable segment, namely, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment either through direct sales, through sales to distributors, or through OEMs.

        We evaluate the revenue performance of this segment over three main geographic regions. The table below breaks down the revenue earned by region for the three month period ending August 31, 2011 and compares these figures to the same period in the prior fiscal year.

	For the three months ended				For the six months ended
	August 31, 2011		August 31, 2010		August 31, 2011		August 31, 2010
	$'s	%	$'s	%	$'s	%	$'s	%
North America	11,777	86%	20,299	75%	19,977	81%	63,215	83%
Europe, Middle East, and Africa	1,648	12%	6,420	24%	3,672	15%	11,868	16%
Other	202	2%	452	2%	1,027	4%	814	1%

Total Revenue	13,627	100%	27,171	100%	24,676	100%	75,897	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. In addition to the cost of product payable to outsourced manufacturers, we incur expenses associated with final configuration, testing, logistics and warranty activities. Final test and assembly for the links sold by us is carried on both at our premises and that of our contract manufacturers'. We use primarily the services of three outsourced contract manufacturers with locations in North America, Israel and Malaysia.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

        Research and development costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Our Ottawa based facilities are leased from a related party that is controlled by one of our directors and shareholders. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three and six months ended August 31, 2011 and August 31, 2010

Revenue

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$13,627	$27,171	$24,676	$75,897

        Revenue for the second quarter of fiscal 2012 decreased by $13.5 million compared with the three month period ended August 31, 2010. Revenue for the six month period ended August 31, 2011 was $51.2 million lower than the same period in the previous fiscal year.

        Axerra revenue in the second quarter of fiscal 2012 was $0.7 million. On a year to date basis, Axerra revenue was $2.3 million.

Changes to Revenue: Three months ended August 31, 2011 vs Three months ended August 31, 2010

National Carriers—North America	(12.0)
Regional Carriers and Distributors—EMEA	(4.9)
Regional Carriers and Distributors—North America	2.5
North American Multiple System Operator (MSO)	0.5
New Customers acquired in Q2	0.1
Regional Carriers and Distributors—ROW	0.3

Total	(13.5)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Changes to Revenue: Six months ended August 31, 2011 vs Six months ended August 31, 2010

National Carriers—North America	(51.1)
Regional Carriers and Distributors—EMEA	(8.7)
Regional Carriers and Distributors—North America	5.5
North American Multiple System Operator (MSO)	1.8
New Customers acquired in FY12	0.8
Regional Carriers and Distributors—ROW	0.5

Total	(51.2)

Gross Profit

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$5,775	$11,952	$10,419	$33,183
42.4%	44.0%	42.2%	43.7%

        Our gross profit percentage of 42.4% for the three month period ended August 31, 2011, was 1.6% lower than the gross profit percentage for the same period in the previous year. For the six months ended August 31, 2011 the gross profit percentage of 42.2% was 1.5% lower than the same six month period in the previous fiscal year.

        The primary driver for the reduction in gross profit percentage related to lower sales volumes. Costs which are fixed or semi-variable in nature have not decreased at the same pace that revenue has declined, and this has reduced the gross profit percentage. We continue to reduce costs wherever possible to align the business with current sales volume levels.

        Axerra's gross margin for the three months and six months ending August 31, 2011 was 38.4% and 42% respectively.

Expenses

  Q2 and Year to Date Fiscal Year 2012 vs. Q2 and Year to Date Fiscal Year 2011

        Approximately 80% of our operating expenses including compensation-related spending, rent, and professional fees are paid in non-USD currencies. For financial statement presentation purposes, these costs are translated into USD. As the USD weakens, the value of these expenses in USD terms increases. The Canadian dollar, which accounts for approximately 70% of all expenditures, strengthened significantly

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts during this period compared to the USD. The table below indicates the rates used to translate the profit and loss statement values during the time periods noted.

CAD to USD conversion rates
	FY2011	FY2012	% Change
March	0.9596	1.0264	7.0%
April	0.9545	1.0385	8.8%
May	0.9868	1.0535	6.8%
June	0.9543	1.0294	7.9%
July	0.9391	1.0419	10.9%
August	0.9780	1.0438	6.7%

Research and Development

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$6,365	$3,668	$12,962	$8,299

        Research and development ("R&D") expenses increased by $2.7 million for the three month period ended August 31, 2011 when compared with the same period in the prior fiscal year. R&D expenses were $4.7 million higher in the first six months of fiscal 2012 compared to the first six months of fiscal 2011.

        A number of factors have contributed to the increased spending in R&D between the second quarter of fiscal 2012 and the second quarter of fiscal 2011. The most significant driver for the increase in spending between the two periods was the inclusion of Axerra's R&D costs in fiscal 2012 (Second quarter increase—$1.6 million; year to date increase—$3.4 million). Also related to the Axerra acquisition are costs associated with retention payments negotiated for certain key resources. The first tranche will be payable on October 13, 2011. A second tranche of the retention amount will be payable on October 13, 2012 (Second quarter increase—$0.5 million; Year to date increase—$0.5 million). Another significant factor in the period over period increase is the reduction in the number of R&D resources who are spending a portion of their time working on production related test functions. As this portion of time has decreased, a more significant percentage of the costs of the R&D organization are being realized as R&D expenses rather than within Costs of Goods Sold (Second quarter increase—$0.5 million; Year to date increase $0.8 million). Offsetting these increases were reductions in spending across a variety of categories such as compensation, travel, and material spending (Second quarter decrease ($0.2) million; year to date decrease ($0.7) million). The impact of the relatively weaker USD in the second half of fiscal 2012 on the translated CAD base of expenses accounted for the remainder of the increase (Second quarter increase $0.3 million; year to date increase $0.7 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Selling and Marketing

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$3,849	$4,460	$7,929	$8,589

        Sales and marketing expenses decreased by $0.6 million in the three months ended August 31, 2011 relative to the same three month period in the previous fiscal year and by $0.7 million in the six months ended August 31, 2011.

        Spending within the sales and marketing organization has changed significantly as a result of the decrease in revenue and the acquisition of Axerra. Variable and other compensation related costs decreased in line with the reduction in sales (Second quarter decrease—($0.2) million; year to date decrease ($1.0) million). Similarly, travel and living costs were scaled back in fiscal 2012 (Second quarter decrease—($0.2) million; year to date decrease ($0.4) million) As well a significant external contract required to facilitate a foreign installation ended in fiscal year 2011 (Second quarter decrease—($1.0) million; year to date decrease ($1.0) million) Offsetting this decrease was the introduction of Axerra's sales and marketing organization which added $0.6 million in the second quarter of fiscal 2012 and $1.3 million on a year to date basis to the cost base. Axerra was not part of the expense base in the first half of fiscal 2011. The impact of the relatively weaker USD in the first half of fiscal 2012 also added cost to sales and marketing expenses (Second quarter increase $0.2 million; year to date increase $0.4 million)

General and Administrative

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$3,457	$2,585	$7,089	$5,145

        General and administrative expenses increased by $0.9 million and $1.9 for the three and six months ended August 31, 2011 when compared to the same periods in the previous fiscal year.

        The increase in spending can be attributed to a number of factors. The incorporation of Axerra's general and administrative expenses into the consolidated results added to the expense base (Second quarter increase $0.5 million; year to date increase $0.9 million). The addition of HFCL-DragonWave, our subsidiary in India also added to the G&A expense spending (Second quarter increase $0.2 million; year to date increase $0.3 million). Higher costs associated with certain operations functions, not directly associated with current product sales, also increased (Second quarter increase—$0.4 million; year to date increase $0.7 million). Offsetting these costs were lower spending levels on certain types of volume dependent insurance coverage, and IT projects unique to fiscal 2011 (Second quarter decrease ($0.4) million; year to date decrease ($0.5) million). The relatively weaker USD in the first half of fiscal 2012 also impacted the results within this area (Second quarter increase $0.2 million; year to date increase $0.5 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Government Assistance

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$(287)		$(637)

        The $0.3 million credit in the second quarter of fiscal 2012 and $0.6 million credit for the six months ending August 31, 2011 reflects research and development funding received through the Office of the Chief Scientist ("OCS") in Israel. Under these agreements, we will be required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. This funding did not exist prior to the acquisition of Axerra and therefore was not present in our financial statements for the three months and six months ended August 31, 2010.

Amortization of Intangible Assets

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$(622)	$(87)	$(1,209)	$(169)

        In fiscal 2012 the amount reflects both the amortization of the intangible assets acquired with the purchase of Axerra and the amortization of computer software. In the three months ended August 31, 2010, the amount reflects only the amortization of computer software. The financial statements include amortization of intangible assets acquired with the purchase of Axerra for the full six month period ending August 31, 2012.

Accretion (Expense)

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$(276)	—	$(552)	—

        As part of the acquisition of Axerra, we agreed to pay a potential earn-out of $15.5 million based on sales performance over a sixteen month period. The potential liability that this reflects was recorded on the balance sheet at the time of the acquisition at its fair value using a discount rate equal to the risk free rate of return adjusted for a risk premium. The present value of this potential future payment was calculated to be $14.3 million. The value of the liability on the balance sheet has been increased each month in equal amounts (approximately $90 thousand per month). The financial statements include the impact of the

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts accretion for the full six month period. Please see the section entitled "Change in estimate of contingent consideration" below.

Interest

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$127	$76	$211	$108

        Interest revenue reflects the earnings on the highly liquid low risk investments made by us during the period in question. Interest rates remain low, and returns on investment are therefore minimal.

Investment Gain/(Loss)

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$(19)	$62	$20	$13

        We make short term investments which carry a fixed yield and term to maturity. Because these investments are reflected on the balance sheet at their fair value, changes in market interest rates for similar instruments necessitate that the investment is either increased in value or decreased. Because interest rates have increased since the time that the fixed yield investment held at August 31, 2011 was purchased, an investment loss was recorded.

Foreign Exchange Gain (Loss)

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$(36)	$69	$84	$186

        The small foreign exchange loss recognized in the second quarter of fiscal 2012 and the small gain recognized in the six month period ending August 31, 2011 resulted from the translation of monetary accounts denominated in currencies other than the USD at August 31, 2011. The company retains bank accounts denominated in other currencies, and has liabilities which need to be paid in currencies other than USD.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Income Taxes Expense (Recovery)

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$(1,310)	$126	$(1,301)	$357

        The significant tax recovery arises as a direct result of the impairment of the intangible assets discussed further below.

Change in Estimate of the Contingent Consideration

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$11,311	$—	$11,311	$—

        On October 13, 2010, the Company acquired all of the outstanding shares of Axerra Networks Inc. ("Axerra"), a leader in pseudowire technology, under a share purchase agreement dated October 13, 2010. The total potential purchase price was up to $25.0 million which included $9.5 million paid in cash on October 13, 2010 and a potential earn-out of $15.5 million based on additional sales performance over the following 16 months, which can be paid-out in either cash, or the Company's shares at the Company's option. As at the purchase date, the Company recorded $23.8 million for the purchase which included cash consideration of $9.5 million and the potential earn-out of $15.5 million discounted to $14.3 million using a risk-free rate of return adjusted for a risk premium. As at August 30, 2011, the estimated liability for the earn-out arrangement based on accretion of the discount was valued at $15.1 million. On August 31, 2011 the Company adjusted the liability to $3.8 million based on a change in the estimated earn-out payment to be made on February 13, 2012. A corresponding charge of $11.3 million was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income in the three and six months ended August 31, 2011.

Change in Estimate of the Contingent Royalties

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$1,850	$—	$1,850	$—

        On August 31, 2011 the Company adjusted the contingent royalty liability based on a change in estimated future revenues from the sale of Axerra products. A corresponding charge of $1.9 million was made to the consolidated statement of operations and comprehensive income in the three and six months ended August 31, 2011. The fair value represents the discounted, most probable obligation to the

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Company. After consideration of the liability currently recognized in the consolidated balance sheet of $1.8 million, the company has a maximum potential obligation of an additional $13.6 million.

Impairment of Intangibles

Three Months Ended August 31		Six Months Ended August 31
2011	2010	2011	2010
$(8,315)	$—	$(8,315)	$—

        At August 31, 2011, the Company performed an analysis of its intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from the use or disposition of those assets. Based upon this analysis, management of the Company determined that the carrying value of the intangible assets were in excess of the estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, the Company wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, the Company recorded an impairment charge on intangible assets of $8,315 during the three months and six months ended August 31, 2011.

Liquidity and Capital Resources

        The table below outlines selected balance sheet accounts and key ratios:

	As at August 31, 2011	As at February 28, 2011
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	62,182	77,819
Restricted cash	219	714
Short Term Investments	9,194	11,181
Working Capital	98,842	102,692
Long Term Assets	26,457	35,224
Long Term Liabilities	2,940	5,289
Working Capital Ratio	5.8 : 1	4.1 : 1
Days Sales Outstanding in accounts receivable	49 days	69 days
Inventory Turnover	0.7 times	1 times

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Cash and cash equivalents, Restricted cash and Short term investments

        As at August 31, 2011, we had $71.6 million in Cash and cash equivalents, Restricted cash, and Short term investments ("Cash") representing an $18.1 million decrease from the Cash balance at February 28, 2011.

	Three months ended		Six months ended
Changes in DragonWave's Cash Balance	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
The results of operations of the Company	(2.3)	1.2	(12.2)	10.9
Non-cash income statement items	(3.9)	1.9	(1.9)	2.8

Cash results of operations of the Company	(6.2)	3.1	(14.1)	13.7

Other Sources of Cash:
Initial contribution by non-controlling interest in DW-HFCL	—	—	0.6	—
Other miscellaneous items including option proceeds	0.2	0.1	0.3	0.2

	0.2	0.1	0.9	0.2

Uses of Cash:
The repurchase of shares	—	(9.3)	—	(10.3)
The purchase of capital assets & software	(0.2)	(0.9)	(1.1)	(3.1)
Growth in non-cash working capital	(2.1)	(10.3)	(3.3)	(15.3)
Other	—	—	(0.5)	(0.1)

	(2.3)	(20.5)	(4.9)	(28.8)

Net impact on Cash	(8.3)	(17.3)	(18.1)	(14.9)

Beginning Cash balance	79.9	115.8	89.7	113.4
Ending Cash balance	71.6	98.5	71.6	98.5

  Sources & Uses of Cash:

        The proceeds from option exercises provide funds to us. Option exercise prices range from $1.34 to $13.74 and in the three months ended August 31, 2011 47,736 options were exercised (net proceeds—$0.2 million). For the six months ended August 31, 2011 88,082 options were exercised (net proceeds—$0.3 million).

        In the three and six months ended August 31, 2011, we invested $0.2 million and $1.1 million respectively in test and R&D equipment as well as computer hardware and software to facilitate our operations. Spending on capital purchases has been restricted, and spending therefore is down from the previous year (Second quarter fiscal 2010—$ 0.9 million; year to date fiscal 2010—$ 3.1 million)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

        Contributing to the reduction in our Cash balances was the growth in non-cash working capital (growth in the three months ending August 31, 2011—$3.4 million; growth in the six months ended August 31, 2011—$4.7 million).

Working Capital

Changes in working capital	February 28, 2011 to August 31, 2011
Beginning working capital balance	102,692
Cash and cash equivalents, restricted cash, and short term investments	(18,119)
Trade receivables	(965)
Inventory	3,328
Other current assets	(80)
Future income tax asset	(29)
Accounts payable and accrued liabilities	933
Income taxes payable	0
Deferred revenue	(88)
Contingent royalty	321
Contingent consideration	10,849

Net change in working capital	(3,850)

Ending working capital balance	98,842

  Trade Receivables:

        The trade receivables balance decreased by $1.0 million between February 28, 2011 and August 31, 2011 (February 28, 2011—$11.6 million; August 31, 2011—$10.6 million). The reduction in the balance was driven by the $1.5 million decrease in sales between the fourth quarter of fiscal 2011 and the second quarter of fiscal 2012. The days sales outstanding in accounts receivable also changed, decreasing from 69 days at February 28, 2011 to 49 days at August 31, 2011. Our allowance for doubtful accounts continues to be low, amounting to only 0.9% of the trade receivables balance at August 31, 2011 (0.8% at February 28, 2011). Axerra's trade receivable balance contributed $0.2 million to the ending balance of the consolidated entity at August 31, 2011.

  Inventory:

        The inventory balance increased by $3.3 million between February 28, 2011 and August 31, 2011. Our production inventory is made up of product variants which are continuing to generate significant global interest and approximately 65% of production inventory is in a finished goods state. The Fusion product family and the Quantum products, increased the most significantly between February 28, 2011 and August 31, 2011. Axerra's inventory levels contributed $3.0 million to the ending balance of inventory at August 31, 2011.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

  Accounts Payable and Accrued Liabilities:

        The accounts payable and accrued liabilities balance decreased from $16.0 million at February 28, 2011 to $15.0 million at August 31, 2011. Activity levels between the fourth quarter of fiscal 2011 and the second quarter of fiscal 2012 were similar from a purchasing perspective, and therefore it is expected that the balance would not have changed significantly. Axerra's accounts payable and accrued liability balance was $4.5 million at August 31, 2011.

Liquidity and Capital Resource Requirements

        Based on our recent performance, current revenue expectations, and funds raised through the financing activities of the previous year, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

Commitments as at August 31, 2011

        Future minimum operating lease payments as at August 31, 2011 per fiscal year are as follows:

2012	$1,211
2013	$2,090
2014	$1,934
2015	$1,802
Thereafter	$2,700

$9,737

        In the normal course of its business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Royalty Commitments

        Under the research and development agreements of Axerra Networks Ltd., a subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ("OCS") of the Ministry of Industry and Trade in Israel in the amount of $0.3 million and $0.6 million in the three and six months ended August 31, 2011. DragonWave is required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Outstanding Share Data

        Our common shares are listed on the TSX under the symbol DWI and on the NASDAQ under the symbol DRWI.

Number of Shares
Balance at February 28, 2010	36,934,917
Exercise of stock options	311,254
Share repurchase	(1,865,549)
Other	41,271

Balance at February 28, 2011	35,421,893

Exercise of stock options	88,082
Share repurchase	—
Other	20,782

Balance at August 31, 2011	35,530,757

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2011	2,114,906	$5.53

Granted	552,500	$6.77
Exercised	(40,346)	$2.82
Forfeited	(8,577)	$11.16

Options outstanding at May 31, 2011	2,618,483	$5.82

Granted	20,500	$5.58
Exercised	(47,736)	$2.41
Forfeited	(84,109)	$4.28

Options outstanding at August 31, 2011	2,507,138	$5.93

Off-Balance Sheet Arrangements

        We lease space for our headquarters in Ottawa, Ontario, Canada. Our R&D, services and support, and general and administrative groups operate from our headquarters. We also lease warehouse space in Ottawa, Ontario, Canada. Both leases expire in November 2011. We lease additional warehouse space on a month by month basis. Our rental costs including operating expenses total $102 thousand per month. In April, 2008 we signed a lease agreement in England. The lease expires in April, 2013 and rental costs including operating costs total $8 thousand per month. In December, 2010 we signed a lease agreement in Atlanta, Georgia, in the United States. Rental costs, including operating costs total $9 thousand per

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts month. In December, 2010 we signed a lease agreement in Singapore. The lease expires in December, 2011 and rental costs including operating costs total $2 thousand per month.

        Our indirect subsidiary, Axerra Networks Ltd., leases space for its headquarters in Tel Aviv, Israel. Axerra's R&D, services and support, and general and administrative groups operate from its headquarters. This lease was renewed in December 2010 for a period of 60 months. Rental costs, including operating expenses, total $37 thousand per month.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. We have purchase orders in place currently for raw materials and manufactured products in addition to capital expenses and services. All purchase orders reflect our current view of revenue and cash flow.

Financial Instruments

        Under US GAAP, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of our financial instruments:

	August 31, 2011	February 28, 2011
Held-for-trading(1)	71,595	89,714
Receivables(2)	10,972	12,197
Other financial liabilities(3)	13,791	14,608

(1)
Includes cash, cash equivalents, restricted cash, and short term investments.

(2)
Includes trade receivables and other receivables which are financial in nature.

(3)
Includes accounts payable and accrued liabilities which are financial in nature.

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents, restricted cash, and short term investments in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. We

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts minimize our credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

Foreign exchange risk

        The following table summarizes the currency distribution of our financial instruments in US dollars, as at August 31, 2011:

	August 31, 2011			February 28, 2011
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Held-for-trading	81%	14%	5%	87%	11%	2%
Receivables	77%	17%	6%	94%	1%	5%
Other financial liabilities	67%	18%	15%	70%	18%	12%

        Foreign exchange risk arises because of fluctuations in exchange rates. We do not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1 percent against all foreign currencies at August 31, 2011, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $91 thousand for the three and six month periods ended August 31, 2011 (three month period ended August 31, 2010—$34 thousand), with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at August 31, 2011.

Liquidity risk

        A risk exists that we will not be able to meet our financial obligations as they become due. Based on our recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

Transactions with Related Parties

        We lease premises from a real estate company controlled by a member of the Board of Directors. During the three and six months ended August 31, 2011, we paid $0.4 million and $0.9 million respectively (three months ended August 31, 2010—$0.4 million and $0.7 million respectively), relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at August 31, 2011 was $11 thousand (February 28, 2011—$30 thousand). These amounts have been allocated amongst various expense accounts, except for leasehold improvements which have been allocated to property and equipment.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Controls and Procedures

        An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at August 31, 2011 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of August 31, 2011.

  Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        We value inventory at the lower of cost and market. We calculate the cost of raw materials on a standard cost basis, which approximates average cost. Market is determined as net realizable value for finished goods, raw materials and work in progress. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

Revenue recognition

        We derive revenue from the sale of our broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. We consider software to be incidental to the product. Services range from installation and training to basic consulting. Of the three, basic consulting provides the biggest revenue stream, though as a percentage of our total revenue it generally amounts to only 3% of revenue.

        We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met. It is rare that final acceptance is specified in a contract with one of our customers.

        Additionally, our business agreements may contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements. These elements may include one or more of the following: advanced replacement, extended warranties, training, and installation. These types of revenue make up less than 5% of our revenue in any period.

  Advanced replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Standard warranty for customers generally varies between twelve and thirty-six months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

        We recognize the revenue for both advanced replacement and extended warranty services ratably over the term that the service will be offered.

        Verifiable Specific Objective Evidence ("VSOE") of the fair value is established for both advanced replacement and extended warranty programs by comparing the selling price for these services when sold separately (as they often are) to the selling price when sold at the same time as the delivered elements. The revenue for the delivered element is recognized using the relative selling price method.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and are thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Rarely, a customer may request that we arrange for the installation of the equipment through a third party service provider as a condition of the sale. In this case, a separate services agreement is created between DragonWave and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

  Sales to Distributors:

        We defer the recognition of sales to distributors for shipments for which no end user has been identified (i.e. inventory to be held in stock by the distributor) due to the right of the distributor to exchange and rotate its stocking levels in order to maximize its market efficiency or return the product and be charged an associated restocking fee.

        Delay between the shipment to distributor and revenue recognition depends upon the strategy of the distributor. Some sales never go through distributor inventory; rather they are shipped directly from DragonWave to the end user. Other sales opportunities identified by our distributors are fulfilled by using the distributor's inventory.

        Each order received from a distributor identifies whether the order is for the distributor's stock, or for an end customer. In order to ensure the accuracy of sales to end-users, we receive a confirmation of the stocking levels of our distributors on a quarterly basis. In addition, we perform cut-off procedures to ensure the accuracy and completeness of the confirmations received.

        We evaluate arrangements that include services such as training and installation to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

        We recognize revenue from engineering services or development agreements according to the specific terms and acceptance criteria as services are rendered.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. We calculate warranty costs on a percentage of revenue per month based on current actual warranty costs and return experience.

        We record shipping and handling costs borne by us in costs of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Government assistance and investment tax credits relating to ongoing R&D costs are recorded as a recovery of the related R&D expenses, where such assistance is reasonably assured.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future tax assets and liabilities are measured using substantively enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the future tax assets will be realized in the future.

        We periodically review our provisions for income taxes and the valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

Adoption of United States Generally Accepted Accounting Principles

        In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards ["IFRS"] for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, we undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to us, as a Foreign Private Issuer in the United States, of filing our primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 51-102, "Continuous Disclosure Obligations".

        In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2011
Tables are expressed in USD $000's except share and per share amounts comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

        As a result of this analysis, we determined that we would adopt U.S. GAAP as our primary basis of financial reporting commencing March 1, 2011 on a retrospective basis. All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

        Our significant accounting policies are those described in Note 2 and 17 of our annual consolidated financial statements for the year ended February 28, 2011 except for "Stock-based compensation" and "Investment tax credits" for which the accounting policy is described in Note 24 and except for the changes in accounting policies adopted in the current fiscal year, as described in the consolidated financial statements, dated August 31, 2011.

        The adoption of U.S. GAAP did not have a material change on our accounting policies or financial results. An adjustment of $154 thousand was made to increase deficit as at February 28, 2011. For further details on the reporting differences consult note 24 to the annual consolidated financial statements for the year ended February 28, 2011.

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  Exhibit 99.3